January 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin W. Vaughn, Accounting Branch Chief

Re:	Oppenheimer Holdings Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 6, 2013

Form 10-Q for Quarterly Period Ended September 30, 2013

Filed November 1, 2013

File No. 001-12043

Dear Sirs:

Oppenheimer Holdings Inc. (“the Company”) is in receipt of a comment letter from the United States Securities and Exchange Commission (the “Commission” or the “SEC”) dated December 31, 2013 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed on March 6, 2013, and its Form 10-Q for the quarterly period ended September 30, 2013, filed on November 1, 2013. The Company is pleased to respond to the Commission and below represents the comments restated along with the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Business Environment, page 50

1.	You disclose the following about your auction rate securities (ARS) here: “These securities in almost all cases have not failed to pay interest or principal when due. These securities are fully collateralized for the most part and, for the most part, remain good credits.” Tell us and revise your future filings to identify the exceptions to which you indirectly referred in this disclosure:

•	Quantify the amount of your ARS that have failed to pay when due.

Response:

At December 31, 2012, the Company owned $625,000 in principal value of municipal auction rate securities issued by Jefferson County, Alabama that failed to pay when due. Jefferson County filed for bankruptcy in November 2011. The Company will include this type of disclosure in future filings with the Commission.

•	Quantify the amount of your ARS that are uncollateralized separately from the amount of your ARS that are under-collateralized.

Response:

The Company primarily owns three types of auction rate securities (hereafter referred to as “ARS”); auction rate preferred securities, municipal ARS, and student loan ARS. Auction rate preferred securities are typically issued by closed end funds under the Investment Company Act of 1940 and are required to maintain an asset coverage ratio of 200%. Should the asset coverage ratio drop below this level, the fund will not be able to pay cash dividends or make distributions to common shareholders until such level is restored. As a result, we believe auction rate preferred securities owned by the Company are generally over collateralized. Municipal ARS are generally uncollateralized and backed by the full faith and credit of the issuing municipality or backed by specific revenue streams payable to the municipal authority sponsoring a particular project. Student loan ARS are generally uncollateralized; provided however, most payments of principal and interest on FFELP loans (loans originated under the Federal Family Education Loan Program created by the Higher Education Act) are guaranteed by FFELP guarantee agencies. There are some student loan ARS that are issued by municipalities and insured by bond insurance companies. At December 31, 2012, the Company owned $4.3 million of student loan ARS of which $4.1 million had its principal and interest guaranteed by FFELP guarantee agencies and $150,000 which was issued by municipalities and insured by bond insurance companies. The response to item 8 below, which illustrates that the Company’s holdings are primarily in auction rate preferred securities, provides a breakdown of the ARS positions that the Company owns by type.

•	Quantify the amount of ARS that are below investment grade as well as the amount of ARS that are unrated.

Response:

At December 31, 2012, the amount of ARS held by the Company that was below investment grade was $2.6 million and the amount of ARS that was unrated was $25,000. The Company will include this type of disclosure in future filings with the Commission.

Results of Operations, page 55

2.	You disclose that you have approximately $20.9 billion in assets under management (AUM) at December 31, 2012 and $23.8 billion at September 30, 2013. You disclose that your advisory fees are primarily based on the value of your AUM and that your AUM are affected by both cash flows and market fluctuations. In order to provide readers with greater transparency into this line of business, please revise future annual and interim filings to disclose the following information regarding your AUM:

•	Present a roll-forward of AUM including gross cash inflows and outflows (i.e. subscriptions and redemptions), as well as, changes in AUM from market appreciation/(depreciation).

Response:

In its future filings with the Commission, the Company will provide a table similar to the one below but on a quarterly basis in its Results of Operations section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations filed as part of its Form 10-Q and Form 10-K:

Assets Under Management (“AUM”) Roll-Forward

Expressed in thousands of dollars

	12/31/2012	For the Nine Month Period Ended			9/30/2013
Fund Type	Beginning Balance	Contributions	Redemptions	Appreciation/ (Depreciation)	Ending Balance

Traditional(1)	$17,027	$2,228	$(1,149)	$1,518	$19,624
Institutional Fixed Income(2)	1,173	49	(80)	25	1,167
Alternative Investments:
Hedge Funds(3)	2,164	258	(217)	264	2,469
Private Equity Funds(4)	523	—	—	20	543

	$20,887	$2,535	$(1,446)	$1,827	$23,803

(1)	Traditional investments include third party advisory programs, Oppenheimer financial advisor managed and advisory programs and Oppenheimer Asset Management taxable and tax-exempt portfolio management strategies.
(2)	Institutional fixed income provides solutions to institutional investors including: Taft-Hartley Funds, Public Pension Funds, Corporate Pension Funds, and Foundations and Endowments.
(3)	Hedge funds represent single manager hedge fund strategies in areas including hedged equity, technology and financial services and multi-manager, multi-strategy fund of funds.
(4)	Private equity funds represent private equity fund of funds including portfolios focused on natural resources and related assets.

•	Disaggregate this roll-forward by the investment type and/or objective.

Response:

See table in first bullet for assets under management (“AUM”) roll-forward by fund type.

•	Disclose average AUM for comparison to the ending balances of AUM.

Response:

Advisory fees earned by the Company from both traditional and alternative investments are calculated based on ending AUM from the prior quarter. Clients’ accounts are charged their pro rata share of fees based on their ending AUM. Performance results provided to subscribers and financial advisors is also calculated on the ending AUM for the reporting period. The Company believes that providing an average AUM would not enhance the information already available to investors and would not be meaningful.

•	Please indicate if any of the investors in your AUM (i.e. company sponsored funds) are restricted in their ability to redeem their investments (i.e. required to give advance notice prior to redemption or have suspended redemptions) or accept new subscriptions (i.e. open funds not accepting investments within the reporting period).

Response:

The Company accepts monthly subscriptions to open alternative investments and, while each hedge fund has various restrictions regarding redemptions, no investment is locked-up for a period of greater than one year. The Company’s largest fund provides a semi-annual tender offer. The Company’s private equity funds have a lock-up period of 10 years. The amount of commitments to these funds is disclosed in Note 4. “Financial instruments” in the table in the “Investments” section of the Company’s Form 10-K for Fiscal Year Ended December 31, 2012. The Company will include this type of disclosure in future filings with the Commission.

•	In order to allow investors to have a better understanding of fund performance and how fund performance influences your results of operations, please disclose the net annualized return since inception and net return for each period presented.

Response:

The Company sponsors over 35 alternative investment funds (i.e., hedge and private equity) that generate management and performance (or incentive) fees for the Company. As disclosed in the Revenue Recognition section of Note 1. “Summary of significant accounting policies” in the Company’s Form 10-K for Fiscal Year Ended December 31, 2012, the Company records management fees over the period that the related service is provided based on the fair value at the valuation date per the respective asset management agreements which are presented in the Advisory Fees line item in the Consolidated Statement of Operations. The Company is entitled to receive performance fees when the return on AUM exceeds certain benchmark returns or other performance targets. Performance fees are generally based on investment performance over a 12-month period and are not subject to adjustment once the measurement period ends. Such performance fees are computed as at the fund’s year-end when the measurement period ends and generally are recorded as earned in the fourth quarter of the Company’s fiscal year. Performance fees are presented in the Advisory Fees line item in the Consolidated Statement of Operations. The amount of these performance fees is influenced by the level of AUM which is disclosed on a quarterly basis. The AUM disclosure, as provided in the first bullet above, provides the total increase (decrease) of net assets for all alternative investments based on cash flows and appreciation (depreciation). The Company provides current and prior rates of return to subscribers and prospective subscribers as well as its financial advisors. This information is also made available upon request.

Liquidity and Capital Resources, page 61

3.	You state that your brokerage subsidiaries are required by regulation (i.e. the Net Capital Rule) to maintain minimum levels of capital which could restrict your ability to withdraw capital from these subsidiaries. You also state you do not repatriate the earnings of your foreign subsidiaries for tax purposes. Please revise your future filings to disclose the amount and type(s) of liquid assets held by your foreign subsidiaries that are restricted from transfer to your parent company and other subsidiaries. Discuss the potential tax implications if such funds are needed for your operations in the U.S., as well as your current intent whether to permanently reinvest these funds outside the U.S.

Response:

As disclosed in Note 14. “Regulatory requirements” in the Form 10-K for Fiscal Year Ended December 31, 2012, the regulatory capital for Oppenheimer Europe Ltd. was $6.1 million which was $2.7 million in excess of the $3.4 million required to be maintained at December 31, 2012 and the regulatory capital for Oppenheimer Investments Asia Ltd. was $1.3 million which was $887,000 in excess of the $387,000 required to be maintained at December 31, 2012. Oppenheimer Israel (OPCO) Ltd. does not have any regulatory capital requirements. The liquid assets at Oppenheimer Europe Ltd. are primarily comprised of money market funds and to a lesser extent cash deposits in bank accounts. The liquid assets at Oppenheimer Investments Asia Ltd. are primarily comprised of investments in U.S. Treasuries and to a lesser extent cash and money market funds. Any restrictions on transfer of these liquid assets from Oppenheimer Europe Ltd. and Oppenheimer Investments Asia Ltd. to the Company or its other subsidiaries would be limited to the regulatory capital requirements of $3.4 million and $387,000, respectively, at December 31, 2012.

As disclosed in Note 11. “Income taxes” in the Form 10-K for Fiscal Year Ended December 31, 2012, the Company permanently reinvests eligible earnings of its foreign subsidiaries in such subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if these earnings were repatriated. The unrecognized deferred tax liability associated with earnings of foreign subsidiaries, net of associated U.S. foreign tax credits, is estimated at $1.4 million for those subsidiaries with respect to which the Company would be subject to residual U.S. tax on cumulative earnings through 2012 were those earnings to be repatriated.

The international businesses in Europe, Asia, and Israel were acquired through a 2008 acquisition and are relatively small in relation to the Company’s domestic businesses. The businesses in Europe and Asia do not currently generate sufficient working capital from their own business activities to meet their current obligations and liquidity needs. Conversely, the business in Israel does currently generate sufficient working capital from its own business activities to meet its current obligations and liquidity needs. The Company intends to continue to permanently reinvest the excess earnings of Oppenheimer Israel (OPCO) Ltd. in its own business and in the businesses in Europe and Asia to support business initiatives in those regions.

The Company will include this type of disclosure in future filings with the Commission.

Consolidated Financial Statements, page 71

Note 1. Summary of significant accounting policies, page 82

4.	Please revise your future filings to include your revenue recognition policy for accruing interest income from all sources of interest bearing instruments, including but not limited to your ARS. Provide us with your proposed policy disclosure.

Response:

In future filings, the Company will disclose the following revenue recognition policy for accruing interest income in Note 1. “Summary of significant accounting policies”:

Revenue Recognition

Interest

Interest revenue represents interest earned on margin debit balances, securities borrowed transactions, reverse repurchase agreement transactions, fixed income securities, firm investments, and cash and cash equivalents. Interest revenue is recognized in the period earned based upon average or daily asset balances, contractual cash flows, and interest rates.

Approximately 70% of the ARS held by the Company are auction rate preferred securities that are issued by closed end funds and pay dividends. Dividend revenue is recorded in Other Revenue on the Consolidated Statement of Operations. As presented in the table to the response to item 8 below, ARS preferred securities are currently yielding between 18 basis points to 43 basis points due to the low interest rate environment. Interest revenue related to auction rate preferred securities for the year ended December 31, 2012 were approximately $384,000 which was 0.67% of total interest revenue booked during 2012 (i.e., $57.7 million). Thus, the Company has not specifically disclosed its policy for accruing dividend revenue on auction rate preferred securities. The Company holds a significantly smaller amount of municipal ARS as well as student loan ARS and likewise has not disclosed its revenue recognition policies for these products due to materiality considerations.

Note 4. Financial Instruments, page 91

Other, page 92

5.	Please tell us and revise your future filings to address the following regarding the measurement of your auction rate securities:

•	You disclose on page 93 that you have developed an internal methodology to discount auction rate securities held in your investment portfolio which include estimates for an illiquid market and non-performance risks related to failed auctions. Please explain how these risk factors are considered within the discount rate, or clarify if they are an on-top adjustment to your fair value estimate and how such an adjustment is determined.

Response:

Due to liquidity problems associated with the ARS market, ARS that lack liquidity are setting their interest rates according to a maximum rate formula. For example, an auction rate preferred security maximum rate may be set at 200% of a short-term index such as LIBOR or U.S. Treasury yield. For fair value purposes, the Company has determined that the maximum spread would be an adequate risk premium to account for illiquidity in the market. The risk of non-performance is typically reflected in the prices of ARS positions where the fair value is derived from recent trades in the secondary market (e.g., municipal ARS issued by Jefferson County, Alabama.) Accordingly, the Company adds a spread to the short-term index for each asset class to derive the discount rate. The Company uses short-term U.S. Treasury yields as its benchmark short-term index. This methodology will be described in future filings by the Company with the Commission.

•	Your assumptions for the illiquid market and non-performance risks are not as detailed as significant assumptions in your Level 3 disclosures on page 93. Please revise to disclose these assumptions.

Response:

In future filings, the Company will break out and disclose the observable Treasury Yield and the unobservable maximum spreads that are used to derive the discount rate as set forth in the Company’s Level 3 disclosures.

•	Describe how the use of treasury rates factor into your discount rate development. An illustrative example in your response would be helpful.

Response:

See response to first bullet point in this comment above.

•	Explain in detail how the current yield of similar securities for which the auctions have not failed is considered in your measurement of fair value for the securities where the auctions have failed. In particular, discuss how the observable auctions compare to your own portfolio in regard to credit quality. Clearly explain how the durations of securities with failed auctions compare to those where the auctions have not failed.

Response:

Despite the fact that many ARS encountered failed auctions in February 2008, there are still some successful auctions that take place on a 7, 28, and 35 day basis for auction rate preferred securities, both taxable and tax-exempt, as well as for municipal ARS. The current yields at auctions that do take place are used to derive estimated interest payments in the discounted valuation model used to value ARS.

The credit quality of the ARS still auctioning is generally above investment grade. For auction rate preferred securities, both taxable and tax-exempt, the credit ratings are typically the highest quality (e.g., rated AAA by S&P) and rated by at least two of the three major credit rating agencies. The municipal ARS that still auction are typically investment grade (e.g., BBB- or better by S&P) and rated by at least two of the three major credit rating agencies. These ratings are fairly consistent with the ratings on the ARS that the Company is currently holding for each asset class.

The auction rate preferred securities, both taxable and tax-exempt, are typically perpetual in duration. This is consistent for the ARS that are currently auctioning as well as many of those that the Company holds. The municipal ARS that are auctioning range in duration from approximately 10 to 40 years which duration is fairly consistent with that the duration of the population of municipal ARS that the Company holds.

6.	Revise your table of Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 on page 93 to address the following:

•	For transparency purposes, in your future filings consider revising the line items titled “Other” in your tables here and throughout your document that represent ARS to use a title that more readily reflects that these are ARS.

Response:

In future filings, the Company will revise line items titled “Other” in its tables that represent ARS to use a title that clearly reflects that these line items include ARS.

•	Separate the principal and fair value amounts which you hold as assets on your balance sheet from the principal and fair value amounts which represent the derivative liability for purchase commitments.

Response:

When the Form 10-K for Fiscal Year Ended December 31, 2013 is filed, the Company will revise its Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 in Note 4. “Financial instruments” to include the table in response 8 below. A summary of that table is presented below for purposes of responding to the above comment:

Expressed in thousands of dollars

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012
Product	Principal	Valuation Adjustment	Fair Value	Valuation Technique	Unobservable Input	Range
Auction Rate Securities (“ARS”) Owned(1)	$76,965	$5,097	$71,868	Discounted Cash Flow	Discount Rate	0.80% to 2.57%
					Duration	5 to 8 Years
					Current Yield(2)	0.18% to 1.34%
ARS Commitments to Purchase(3)	38,343	2,647	35,696	Discounted Cash Flow	Discount Rate	0.80% to 2.57%
					Duration	5 to 8 Years
					Current Yield(2)	0.18% to 1.34%

Total	$115,308	$7,744	$107,564

(1)	Principal amount represents the par value of the ARS and is included in Securities Owned in the consolidated balance sheet at December 31, 2012. The Valuation Adjustment amount is included as a reduction to Securities Owned in the consolidated balance sheet at December 31, 2012.
(2)	Based on current auctions in comparable securities that have not failed.
(3)	Principal amount represents the present value of the ARS par value that the Company is committed to purchase at a future date. This principal amount is presented as an off-balance sheet item. The Valuation Adjustment amount is included in Accounts Payable and Other Liabilities on the consolidated balance sheet at December 31, 2012.

•	Revise this section and throughout your document to more clearly and specifically identify the basis at which you are required to purchase ARS from the holders.

Response:

The Company will revise in relevant sections of the Form 10-K for Fiscal Year Ended December 31, 2013 the following additional disclosure (in bold) in order to more clearly and specifically identify the basis on which it is required to purchase ARS from the holders:

In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General’s office (“NYAG”) and the Massachusetts Securities Division (“MSD” and, together with the NYAG, the “Regulators”) concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer’s marketing and sale of ARS. Pursuant to those settlements and legal settlements, as of December 31, 2012, the Company purchased and holds approximately $77.1 million in ARS from its clients pursuant to completed purchase offers and legal settlements. In addition, the Company is committed to purchase another $38.3 million in ARS from clients through 2016. The Company’s purchases of ARS from its clients will, subject to the terms and conditions of the settlements with the regulators, continue on a periodic basis pursuant to the settlements with the Regulators. Pursuant to the terms of the settlements reached with the Regulators, the Company is required to conduct a financial review every six months, until the Company has extended Purchase Offers to all Eligible Investors (as defined), to determine whether it has funds available, after giving effect to the financial and regulatory capital constraints applicable to the Company, to extend additional purchase offers. Upon completion of the financial review, the Company meets with representatives of the NYAG and other regulators to present the results of the review and to finalize the amount of the next Purchase Offer. The terms of settlement provide that the amount of ARS to be purchased during any period shall not risk placing the Company in violation of regulatory requirements. The ultimate amount of ARS to be repurchased by the Company cannot be predicted with any certainty and will be impacted by redemptions by issuers and legal and other actions by clients during the relevant period, which cannot be predicted. The Company also held $150,000 in ARS in its proprietary trading account as of December 31, 2012 as a result of the failed auctions in February 2008. These ARS positions primarily represent Auction Rate Preferred Securities issued by closed-end funds and, to a lesser extent, Municipal Auction Rate Securities which are municipal bonds wrapped by municipal bond insurance and Student Loan Auction Rate Securities which are asset-backed securities backed by student loans.

•	For transparency purposes, revise to clarify if the Principal amount presented in your table is equivalent to the face or par value of the auction rate security.

Response:

See notes 1) and 3) in the revised Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 table as presented in the second bullet point above under response 6 for clarification of what the principal ARS amount represents.

•	Provide a reconciliation between the amounts presented on page 93 and the amounts presented in your tables of Level 3 Assets and Liabilities for the Year Ended December 31, 2012 on page 97.

Response:

See the following table for a reconciliation between the amounts presented in the Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 table on page 93 and Level 3 Assets and Liabilities For the Year Ended December 31, 2012 table on page 97 of the Form 10-K for Fiscal Year Ended December 31, 2012:

Expressed in thousands of dollars

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012

Product	Principal	Valuation Adjustment	Fair Value
ARS Owned	$76,965	$5,097	$71,868
ARS Commitments to Purchase	38,343	2,647	35,696

Total	$115,308	$7,744	$107,564

Level 3 Assets and Liabilities for the Year Ended December 31, 2012
Assets:
Municipals:
- Municipal Bonds	$239	$—	$239
- Municipal Auction Rate Securities	11,165	2,010	9,155

	11,404	2,010	9,394
Other:
- Auction Rate Securities	66,050	3,087	62,963

Total Assets	77,454	5,097	72,357
Reconciling Items:
- Municipal Bonds	(239)	—	(239)
- ARS Owned	(150)	—	(150)
- ARS Sold Not Yet Purchased	(100)	—	(100)

Total Assets - Adjusted	76,965	5,097	71,868
Liabilities:
Derivative contracts	38,343	2,647	35,696

Total	$115,308	$7,744	$107,564

•	Similarly, in a footnote to the table, provide a reconciliation to the total principal and fair value amounts held including your ARS that are classified as Level 1.

Response:

The Level 1 assets in the “Other” category referred to above of $2,238,000 in the Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2012 table on page 95 of the Form 10-K for Fiscal Year Ended December 31, 2012 do not represent ARS. This amount represents other short-term instruments (e.g., certificates of deposits) in which the total principal amount represents the fair value amounts at December 31, 2012.

In future filings, the Company will break out and title separately any ARS that are currently in line items titled “Other”. Any residual non-ARS related items (e.g., certificates of deposit) will remain in line items titled “Other”.

•	Tell us and revise your future filings to clearly explain why the difference between the principal and fair value of ARS assets appears disproportionate to the difference between the principal and fair value of the derivative liability for the ARS to which you are committed to purchase in the future. Provide us with a detailed comparison of the types and credit quality of the ARS asset and the ARS liability.

Response:

Per the below table, the difference between the principal and fair value of ARS assets and the principal and fair value of the derivative liability for ARS related to purchase commitments is relatively small. ARS purchase commitments arise from legal settlements where the Company has committed to purchase specific types (or asset classes) of ARS. The Company utilizes the same assumptions by ARS asset class to derive the valuation adjustment for the derivative liability as it does the ARS assets it owns hence the relatively small proportional difference.

Expressed in thousands of dollars

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012

				(B/A)
Product	(A) Principal	(B) Valuation Adjustment	Fair Value	Valuation Adj. % of Principal
Auction Rate Securities (“ARS”) Owned	$76,965	$5,097	$71,868	6.62%
ARS Commitments to Purchase	38,343	2,647	35,696	6.90%

Total	$115,308	$7,744	$107,564	6.72%

The Company will include this type of disclosure in future filings with the Commission.

7.	Revise this section to more clearly and transparently identify how you value the derivative representing your commitment to purchase additional ARS by addressing the following:

•	The description of valuation methodology in this section appears to focus solely on deriving the value of the ARS itself without addressing the derivative liability. Given that you are required to purchase these ARS at their principal or par value, it would appear that your derivative liability is essentially the difference between the principal value and the fair value of the ARS to which you have committed to purchase. Revise to more explicitly discuss this relationship and your methodology for computing its value.

Response:

The ARS purchase commitment, or derivative liability, arises from both regulatory and legal settlements. The Company utilizes the same valuation methodology for the derivative liability as it does for the ARS it owns. A discount factor is applied to the purchase commitments arising from legal settlements to account for the time period that the purchases are scheduled to take place. The derivative liability is in fact the difference between the principal value and the fair value of the ARS that the Company is committed to purchase. In future filings, the Company will update its disclosures to reflect the above.

•	Revise your disclosure to address the day one accounting of setting up the purchase commitment liability. As part of this narrative, identify the various triggers for setting up new derivatives for the various purchase commitments you recorded.

Response:

The ARS purchase commitment, or derivative liability, arise from both regulatory and legal settlements. As discussed in the third bullet point to response 6 above, pursuant to the settlements with Regulators, the Company is required to conduct a financial review every six months to determine the ARS amount that it can offer to purchase and then meets with representatives of the NYAG and other regulators to review and finalize the amount of the offer to purchase. This serves as the triggering event to recognize the derivative liability for the difference between the principal amount and the fair value. Legal settlements arise when clients that pursue rescission or damages actions through the court system and/or arbitration either receive a favorable verdict/award or arrive at a settlement with the Company prior to hearing. The execution of these legal settlements serves as the triggering event for recognition of the derivative liability. In future filings, the Company will update its disclosures to reflect the above.

•	Provide a footnote to the table on pages 97 and 98 that identifies the dates at which you set up these derivatives. Separately quantify the loss or expense reported on day 1 for each of these commitment events. Discuss the type and credit quality of ARS for each of these commitments.

Response:

The derivative liability of $2.6 million in the Level 3 Assets and Liabilities for the Year Ended December 31, 2012 table in the Form 10-K for Fiscal Year Ended December 31, 2012 represents the difference between the principal value of $38.3 million and fair value of $35.7 million for legal settlements entered into with 17 investors. As ARS generally trade in increments of $25,000 principal amounts (also in $10,000 and $50,000 principal amounts) as well as have different asset classes, the underlying ARS that are committed to purchase are too numerous to detail individually in a footnote to a table or to separately quantify the day 1 loss and type and credit quality for each one. Each client settlement/award is booked in the quarter in which it becomes determinable based on that client’s holdings at the date of the award and is reduced as appropriate for any redemptions of ARS held by such client prior to the due date for payment of the settlement/award. See response 8 below for additional information on the ARS purchase commitments broken down by type for their principal values and fair values.

•	Discuss your accounting for the purchase commitment on day two and following, representing the change in value of the purchase commitment over time. Separately quantify these changes in fair value.

Response:

As discussed above, the Company utilizes the same valuation model for its outstanding ARS purchase commitments as it does for ARS that it owns and adds a discounting feature to reflect the time period that the ARS purchases are required to be made. Thus any change in the fair value that the model produced on day 1 and day 2 and following would be the result of changes in valuation assumptions used in the model, increased ARS purchase commitments, ARS purchases made during the period, and any ARS issuer redemptions during the period. The change in fair value of the ARS purchase commitment from December 31, 2011 to December 31, 2012 was $300,000. The Company will include this type of disclosure in future filings with the Commission.

•	Discuss the accounting for the event when you acquire the ARS pursuant to your outstanding commitment. Quantify the gains or losses recorded upon settlement of this portion of your purchase commitment, and quantify the principal and fair value settled.

Response:

When the Company commits to purchase ARS under regulatory and legal settlements and awards it records an ARS purchase commitment derivative liability for the difference in the principal amount and the fair value of the ARS. An offsetting debit is recorded as an unrealized loss in the Consolidated Statement of Operations. Once the ARS purchase is made pursuant to the regulatory and/or legal settlement or award the derivative liability is reversed as is the unrealized loss on the derivative liability. At that point, an ARS asset is recorded to Securities Owned on the Consolidated Balance Sheet to reflect the purchase and an unrealized loss is reestablished for the difference in principal value and fair value of the ARS. This unrealized loss established for the ARS purchased approximates the unrealized loss on the derivative liability as the same valuation methodology is used for both the ARS owned and the derivative liability. The Company will include this type of disclosure in future filings with the Commission.

8.	Please revise your disclosures for ARS on page 93 of your 2012 Form 10-K to disaggregate your ARS asset and ARS purchase commitment by type (i.e. preferred, municipal, student loan, etc.). Further, disaggregate each type by the general credit quality of the underlying assets, as practicable. Refer to ASC 820-10-50-1A for guidance and ASC 820-10-55-104 for illustrative guidance. Finally, include the weighted-average for each unobservable input as required by ASC 820-10-50-2(bbb). Please provide us with your proposed disclosures.

Response:

The Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 in Note 4. “Financial instruments” in the Form 10-K for Fiscal Year Ended December 31, 2012 will be revised in future filings to include the following table:

Expressed in thousands of dollars

Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012

Product	Principal	Valuation Adjustment	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted Average
Auction Rate Securities (“ARS”) Owned(1)
Auction Rate Preferred Securities	$60,250	$1,873	$58,377	Discounted Cash Flow	Discount Rate	0.80% to 1.09%	0.96%
					Duration	5 Years	5 Years
					Current Yield(2)	0.18% to 0.43%	0.32%
Municipal Auction Rate Securities	4,890	564	4,326	Discounted Cash Flow	Discount Rate	1.47%	1.47%
					Duration	5.5 Years	5.5 Years
					Current Yield(2)	0.34%	0.34%
	5,975	1,446	4,529	Secondary Market Trading Activity	Observable trades in inactive market for in-portfolio securities	75.8% of par	75.8% of par
Student Loan Auction Rate Securities	4,250	374	3,876	Discounted Cash Flow	Discount Rate	2.57%	2.57%
					Duration	8 Years	8 Years
					Current Yield(2)	1.34%	1.34%
Other(4)	1,600	840	760	Secondary Market Trading Activity	Observable trades in inactive market for in-portfolio securities	47.5% of par	47.5% of par

	$76,965	$5,097	$71,868

ARS Commitments to Purchase(3)
Auction Rate Preferred Securities	$17,307	$526	$16,781	Discounted Cash Flow	Discount Rate	0.80% to 1.09%	0.96%
					Duration	5 Years	5 Years
					Current Yield(2)	0.18% to 0.43%	0.32%
Municipal Auction Rate Securities	19,144	1,127	18,017	Discounted Cash Flow	Discount Rate	1.47%	1.47%
					Duration	5.5 Years	5.5 Years
					Current Yield(2)	0.34%	0.34%
Other(4)	1,892	994	898	Secondary Market Trading Activity	Observable trades in inactive market for in-portfolio securities	47.5% of par	47.5% of par

	$38,343	$2,647	$35,696

Total	$115,308	$7,744	$107,564

(1)	Principal amount represents the par value of the ARS and is included in Securities Owned in the consolidated balance sheet at December 31, 2012. The Valuation Adjustment amount is included as a reduction to Securities Owned in the consolidated balance sheet at December 31, 2012.
(2)	Based on current auctions in comparable securities that have not failed.
(3)	Principal amount represents the present value of the ARS par value that the Company is committed to purchase at a future date. This principal amount is presented as an off-balance sheet item. The Valuation Adjustment amount is included in Accounts Payable and Other Liabilities on the consolidated balance sheet at December 31, 2012.
(4)	Represents ARS issued under credit linked obligation structure that the Company has purchased and is committed to purchase as a result of a legal settlement.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012

9.	Your table of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 on page 95 appears to indicate that $2,328,000 of ARS was classified as Level 1. Similarly, your table on page 96 appears to indicate that $1,184,000 of your ARS was classified as Level 1 at December 31, 2011. Tell us how you determined this classification was appropriate, and revise to identify the types of ARS that are included here as well as the nature of the ARS that supports this classification. Tell us whether you sold or settled any of the ARS that were classified as Level 1 since 2010.

Response:

The Level 1 assets in the “Other” category referred to above of $2,238,000 Note 4. “Financial instruments” in the Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2012 table on page 95 of the Form 10-K for Fiscal Year Ended December 31, 2012 do not represent ARS. This amount represents other short-term instruments (e.g., certificates of deposits) in which the total principal amount represents the fair value amounts at December 31, 2012. The Level 1 assets in the “Other” category referred to above of $1,184,000 in the Assets and Liabilities Measured at Fair Value on a Recurring Basis as of December 31, 2011 table on page 96 of the Form 10-K for Fiscal Year Ended December 31, 2011 do not represent ARS. This amount represents other short-term instruments (e.g., certificates of deposits) in which the total principal amount represents the fair value amounts at December 31, 2012.

In future filings, the Company will break out and separately disclose any ARS that are currently in line items titled “Other”. Any residual non-ARS related items (e.g., certificates of deposit) will remain in line items titled “Other”.

10.	You disclose on page 97 that you had $25.7 million in sales and/or settlements of auction rate securities for the year ending December 31, 2012. Please revise your future filings to indicate the amount of sales versus settlements included in this amount. Please refer to ASC 820-10-55-101 for illustrative guidance. Provide us with this information in your response for 2010 to date for each period presented.

Response:

The $25.7 million in sales and/or settlements of ARS referred to in Note 4. “Financial instruments” in the Level 3 Assets and Liabilities for the Year Ended December 31, 2012 roll-forward table represents issuer redemptions of ARS during the year. There were no sales or settlements of ARS during the fiscal years ended December 31, 2012, 2011, or 2010. Future filings will include this type of information.

11.	Please revise your tables on pages 97 and 98 to more clearly identify that the amounts reported in your Derivatives line item represent the fair value of your commitments to purchase additional ARS.

Response:

Additional disclosure to both the Level 3 Assets and Liabilities for the Year Ended December 31, 2012 and 2011 tables will include the following:

Derivative contracts represent the difference in principal and fair value for auction rate securities purchase commitments outstanding at the end of the period.

12.	Revise your description of the tables on pages 97 and 98 to more clearly explain the changes to your ARS liabilities.

•	Clarify how the amounts reported as purchases and issuances as well as sales and settlements were determined. Clearly identify the triggers for these amounts.

Response:

The following notes will be added to both the Level 3 Assets and Liabilities For the Year Ended December 31, 2012 and 2011 tables to better describe what “Purchases and Issuances” as well as “Sales and Settlements” mean in the context of the ARS purchase commitment derivative liability to read as follows:

Purchases and Issuances in connection with ARS purchase commitments represent instances in which the Company purchased ARS securities from clients during the period pursuant to regulatory and legal settlements and awards that satisfy the outstanding commitment to purchase obligation. This also includes instances where the ARS issuer has redeemed ARS where the Company had an outstanding purchase commitment prior to the Company purchasing those ARS.

Sales and Settlements for the ARS purchase commitments represent additional purchase commitments made during the period for regulatory and legal ARS settlements and awards.

•	Clarify why no amounts were reported as realized losses during the period.

Response:

As discussed above, when the Company commits to purchase ARS under regulatory and legal settlements and awards it records an ARS purchase commitment derivative liability for the difference in the principal amount and the fair value of the ARS. An offsetting debit is recorded as an unrealized loss in the Consolidated Statement of Operations. Once the ARS purchase is made pursuant to the regulatory and/or legal settlement and award the derivative liability is reversed as is the unrealized loss on the derivative liability. At that point, an ARS asset is recorded to Securities Owned on the Consolidated Balance Sheet to reflect the purchase and an unrealized loss is reestablished for the difference in principal value and fair value of the ARS. This unrealized loss established for the ARS purchased approximates the unrealized loss on the derivative liability as the same valuation methodology is used for both the ARS owned and the derivative liability. As a result of the transfer of the unrealized loss from the derivative liability to the ARS owned, there are never any instances where a gain or loss would be realized for the derivative liability. Realized losses would only occur for ARS owned that are subsequently sold in the secondary market or tendered back to the issuer at a price lower than the original purchase price.

Fair Value of Derivative Instruments, page 98

13.	Your disclosure in footnote (4) on page 101 appears to indicate that you are presenting at least some portion of your commitment to purchase additional ARS in your balance sheet line item Securities Owned and Securities Sold, But Not Yet Purchased at Fair Value. Tell us how you determined that it is appropriate or revise your future filings as appropriate.

Response:

The Company’s disclosure in Note 4. “Financial instruments” on page 101 of its Form 10-K for Fiscal Year Ended December 31, 2012 does not include any of the ARS purchase commitments in balance sheet line items “Securities Owned” or “Securities Sold, But Not Yet Purchased”. At December 31, 2012, the Company had a total valuation adjustment of $7.7 million related to ARS which includes $5.1 million on ARS positions that it owns and $2.6 million on ARS purchase commitments as a result of legal settlements and awards. The $5.1 million valuation adjustment on ARS positions that the Company owns is recorded as a reduction of “Securities Owned” on the asset side of the Consolidated Balance Sheet as of December 31, 2012. The $2.6 million valuation adjustment on ARS purchase commitments as a result of legal settlements is recorded in “Accounts Payable and Other Liabilities” on the liability side of the Consolidated Balance Sheet as of December 31, 2012. Future filings will include this type of information.

14.	Please explain and revise future filings to disclose your process for monitoring, evaluating, and reviewing your fair value estimates. Refer to ASC 820-10-50-2(f) for guidance and ASC 820-10-55-105 for an illustrative example. This process may be disclosed separately by fair value estimation process or collectively.

Response:

Under the Valuation Techniques section of Note 4. “Financial instruments” in its Form 10-K for Fiscal Year Ended December 31, 2013, the Company will add a section Valuation Process and include the following disclosure:

The Finance & Accounting (“F&A”) group is responsible for the Company’s fair value policies, processes, and procedures. F&A is independent from the business units and is headed by the Company’s Chief Financial Officer, who has final authority over the valuation of the Company’s financial instruments. The Finance Control Group (“FCG”) within F&A is responsible for daily profit and loss reporting, front-end trading system position reconciliations, monthly profit and loss reporting, and independent price verification procedures. FCG is also independent from the business units and trading desks.

For financial instruments categorized in Levels 1 and 2 of the fair value hierarchy, the FCG performs a monthly independent price verification to determine the reasonableness of the prices provided by the Company’s independent pricing vendor. The FCG uses its third-party pricing vendor, executed transactions, and broker-dealer quotes for validating the fair values of financial instruments.

For financial instruments categorized in Level 3 of the fair value hierarchy measured on a recurring basis, primarily for ARS, a group comprised of the CFO, the Controller, and a financial analyst are responsible for the ARS valuation model and resulting fair valuations. Procedures performed include aggregating all ARS owned by type from firm inventory accounts and ARS purchase commitments from regulatory and legal settlements and awards provided by the Legal Department. Observable and unobservable inputs are aggregated from various sources and entered into the ARS valuation model. For unobservable inputs, the group reviews the appropriateness of the inputs to ensure consistency with how a market participant would arrive at the unobservable input. For example, for the duration assumption, the group would consider recent policy statements regarding short-term interest rates by the Federal Reserve and recent ARS issuer redemptions and announcements for future redemptions. The model output is reviewed for reasonableness and consistency. Where available, comparisons are performed between ARS owned or committed to purchase to ARS that are trading in the secondary market.

For financial instruments categorized in Level 3 of the fair value hierarchy measured on a non-recurring basis, primarily for MSRs, the Oppenheimer Multifamily Housing and Healthcare Finance Inc. (“OMHHF”) Valuation Committee, which is comprised of the OMHHF President & CEO, OMHHF CFO, OMHHF COO, and OMHHF Asset Manager, is responsible for the MSR model and resulting fair market valuations. The OMHHF Valuation Committee performs its review of the model and assumptions and its impairment analysis on a quarterly basis. On an annual basis, the Company utilizes an external valuation consultant to validate that the internal MSR model is functioning appropriately. The OMHHF Valuation Committee compares assumptions used for unobservable inputs, such as for discount rates, estimated life, and costs of servicing, to that used by the external valuation consultant for reasonableness. The model output and resulting valuation multiples are reviewed for reasonableness and consistency. Where available, comparisons are performed to recent MSR sales in the secondary market. The Company’s CFO reviews the results of the quarterly reviews and impairment analysis.

15.	Revise your future filings to address the sensitivity disclosures required by ASC 820-10-50-2(g).

Response:

The Company revise its disclosures regarding sensitivity for ARS as required by ASC 820-10-50-2(g) in Note 4. “Financial instruments” below the table Quantitative Information about Level 3 Fair Value Measurements at December 31, 2012 in its Form 10-K for Fiscal Year Ended December 31, 2012:

The fair value of ARS is particularly sensitive to movements in interest rates. Increases in short-term interest rates would increase the discount rate input used in the ARS valuation and thus reduce the fair value of the ARS (increase the valuation adjustment). Conversely, decreases in short-term interest rates would decrease the discount rate and thus increase the fair value of ARS (decrease the valuation adjustment). However, an increase (decrease) in the discount rate input would be partially mitigated by an increase (decrease) in the current yield earned on the underlying ARS asset increasing the cash flows and thus the fair value. Furthermore, movements in short term interest rates would likely impact the ARS duration (i.e., sensitivity of the price to a change in interest rates), which would also have a mitigating affect on interest rate movements. For example, as interest rates increase, issuers of ARS have an incentive to redeem outstanding securities as servicing the interest payments gets prohibitively expensive which would lower the duration assumption thereby increasing the ARS fair value. Alternatively, ARS issuers are less likely to redeem ARS in a lower interest rate environment as it is a relatively inexpensive source of financing which would increase the duration assumption thereby decreasing the ARS fair value.

For example, see the following sensitivities:

•	The impact of a 25 basis point increase in the discount rate at December 31, 2012 would result in a decrease in the fair value of $1.4 million (does not consider a corresponding reduction in duration as discussed above. A corresponding reduction of half a year in duration would result in a decrease in the fair value of $850,000).

•	The impact of a 50 basis point increase in the discount rate at December 31, 2012 would result in a decrease in the fair value of $2.8 million (does not consider a corresponding reduction in duration as discussed above. A corresponding reduction of one year in duration would result in a decrease in the fair value of $2.1 million).

Note 11. Income Taxes, page 112

16.	Your line item titled “Other” in your “Deferred tax asset/(liabilities), net” presentation here is significant to both your gross and net Deferred tax assets. Please provide us with a quantified breakdown of the types of deferred tax assets which are included in this description, and revise future filings to separately disclose any individually significant components of this “Other” line item.

Response:

The “Other” category within Deferred tax assets in the table on page 113 of the Form 10-K for Fiscal Year Ended December 31, 2012 totaling $19.0 million is primarily comprised of deferred tax assets related to deferred rent ($9.9 million), notes receivable ($3.8 million), and an ARS valuation adjustment ($3.1 million). The Company will revise its future filings to separately disclose any individually significant components within its “Deferred tax asset / (liabilities), net” presentation.

Note 13. Commitments and Contingencies, page 120

17.	For purposes of providing greater transparency and more cohesiveness between your various ARS disclosures, revise your litigation disclosure on page 121 to clarify the line item and amounts of your purchase commitments that are reported on your Balance Sheet and the basis at which they are recorded.

Response:

The Company will revise its Note 13. “Commitments and contingencies” disclosures in its future filings to include the following additional disclosure:

Auction Rate Securities—In February 2010, Oppenheimer finalized settlements with each of the New York Attorney General’s office (“NYAG”) and the Massachusetts Securities Division (“MSD” and, together with the NYAG, the “Regulators”) concluding investigations and administrative proceedings by the Regulators concerning Oppenheimer’s marketing and sale of ARS. Pursuant to those settlements and legal settlements, as of December 31, 2012, the Company purchased and holds approximately $77.1 million in ARS from its clients pursuant to completed purchase offers and legal settlements. The Company’s purchases of ARS from its clients will, subject to the terms and conditions of the settlements with the regulators, continue on a periodic basis pursuant to the settlements with the Regulators. In addition, the Company is committed to purchase another $38.3 million in ARS from clients through 2016. The difference of $2.6 million between the principal value of $38.3 million and the fair value of $35.7 million represents an ARS purchase commitment derivative liability which is included in Accounts Payable and Other Liabilities on the Consolidated Balance Sheet. The ultimate amount of ARS to be repurchased by the Company cannot be predicted with any certainty and will be impacted by redemptions by issuers and legal and other actions by clients during the relevant period, which cannot be predicted. The Company also held $150,000 in ARS in its proprietary trading account as of December 31, 2012 as a result of the failed auctions in February 2008. These ARS positions primarily represent Auction Rate Preferred Securities issued by closed-end funds and, to a lesser extent, Municipal Auction Rate Securities which are municipal bonds wrapped by municipal bond insurance and Student Loan Auction Rate Securities which are asset-backed securities backed by student loans.

Form 10-Q for Quarterly Period Ended September 30, 2013

Note 5. Financial Instruments, page 10

Valuation Techniques and Quantitative Information, page 11

18.	Please revise your fair value disclosures to provide the valuation methods and inputs for all Level 2 and Level 3 instruments (i.e. instruments measured on a recurring and non-recurring basis) as required under ASC 820-10-50-2(bbb). We observe that certain Level 3 instruments (e.g., municipal obligations) do not disclose quantitative information about the significant unobservable inputs used in the fair value measurement as required under ASC 820-10-50-2(bbb). Please revise your future disclosures to include this quantitative information as practicable. Provide to us your proposed disclosures and indicate in your response if there are any recurring or non-recurring Level 3 instruments for which you have deemed disclosure not to be practicable. Please state your basis for determining such quantitative information as not practicable, as necessary.

Response:

The valuation techniques that the Company uses for financial instruments measured at fair value on a recurring basis are included in its disclosure to Note 5. “Financial instruments” in its Form 10-Q for Quarterly Period Ended September 30, 2013. In future filings, the Company will add the following disclosures around valuation techniques and inputs for financial instruments that are measured at fair value on a non-recurring basis:

The Company’s MSRs are measured at fair value on a nonrecurring basis. The MSRs are initially measured at fair value on loan securitization date and subsequently measured on the amortized cost basis subject to quarterly impairment testing. MSRs do not trade in active open markets with readily observable pricing. While sales of MSRs do occur, precise terms and conditions vary with each transaction and are not readily available. Therefore the Company uses a discounted cash flow model to estimate the fair value of MSRs. The discounted cash flow model calculates the present value of estimated future net servicing income using inputs such as contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges, other ancillary revenue, costs to service and other economic factors. The Company reassesses and periodically adjusts the underlying inputs and assumptions used in the model to reflect observable and unobservable market conditions and assumptions that a market participant would consider in valuing an MSR asset. MSRs are carried at the lower of amortized cost or estimated fair value.

The following key assumptions were used in determining the fair value of MSRs:

Discount Rate – The discount rate used for originated permanent and construction loans averaged approximately 12%.

Estimated Life – The estimated life of the MSRs is derived using a continuous prepayment rate (“CPR”) model which estimates projected prepayments of the loan portfolio by considering factors such as note rates, lockouts, and prepayment penalties at the loan level. The CPR rates used are 0% until such time that a loans prepayment penalty rate hits 3% and range from 8% to 14% thereafter.

Servicing Costs – The estimated future cost to service the loans on an annual basis per loan averages approximately $1,250.

Municipal obligations as presented in the Fair Value Measurements section of the Assets and Liabilities Measured at Fair Value on a Recurring Basis as of September 30, 2013 table in Note 5. “Financial instruments” in Form 10-Q for Quarterly Period Ended September 30, 2013 primarily consists of municipal ARS. The Company currently discloses the valuation techniques and key unobservable inputs in Note 5. “Financial instruments” in Form 10-Q for Quarterly Period Ended September 30, 2013 for ARS as an overall category. However, as noted in response 8. above, the Company will disaggregate the ARS category by type (i.e., preferred securities, municipal ARS, and student loan ARS) as well as provide the valuation techniques, description of unobservable inputs, and a weighted average range for each type in its future filings.

The remaining municipal obligations (non-ARS) that are categorized in Level 3 in the fair value hierarchy are relatively small (i.e., fair value of $239,000). The Company will disclose unobservable inputs for these positions if they become material.

Note 6. Commercial Mortgage Banking, page 30

Mortgage Servicing Rights (MSRs), page 31

19.	Please revise future filings to disclose the quantitative assumptions you have used to estimate fair value such as discount rates, anticipated credit losses, and prepayment speeds as required under ASC 860-50-50-2. Revise your future filings to disclose the risk characteristics of the underlying assets of your mortgage servicing rights as required by ASC 860-50-50-4(d). In future filings, please update your summary of significant accounting policies to disclose your policy for assessing subsequent impairment of these assets.

Response:

In future filings, the Company will revise the “Mortgage Servicing Rights (“MSRs”)” section in Note 6. “Commercial mortgage banking” to include the following:

The following key assumptions were used in determining the initial fair value of MSRs:

Discount Rate – The discount rate used for originated permanent and construction loans averaged approximately 12%.

Estimated Life – The estimated life of the MSRs is derived using a continuous prepayment rate (“CPR”) model which estimates projected prepayments of the loan portfolio by considering factors such as note rates, lockouts, and prepayment penalties at the loan level. The CPR rates used are 0% until such time that a loans prepayment penalty rate hits 3% and range from 8% to 14% thereafter.

Servicing Costs – The estimated future cost to service the loans on an annual basis per loan averages approximately $1,250.

The Company does not anticipate any credit losses on the commercial mortgages it services since all of the mortgages are insured for and guaranteed against credit losses by the Federal Housing Administration (“FHA”) and the Government National Mortgage Association (“GNMA”) and are thus guaranteed by the U.S. government.

In future filings, the Company will add the following the “Mortgage Servicing Rights (“MSR”) section in Note 6. “Commercial mortgage banking”:

OMHHF purchases mortgage loan commitments or originates mortgage loans that are sold and securitized into GNMA mortgage backed securities. OMHHF retains the servicing responsibilities for the loans securitized and recognizes either a MSR asset or a MSR liability for that servicing contract. OMHHF receives monthly servicing fees equal to a percentage of the outstanding principal balance of the loans being serviced.

OMHHF estimates the initial fair value of the servicing rights based on the present value of future net servicing income, adjusted for factors such as discount rate and prepayment. OMHHF uses the amortization method for subsequent measurement, subject to annual impairment. The Company reviews the capitalized MSRs for impairment quarterly by comparing the aggregate carrying value of the MSR portfolio to the aggregate estimated fair value of the portfolio.

The fair value of our MSRs is subject to market risk. Changes in interest rates influence a variety of assumptions included in the valuation of MSRs, including prepayment speeds, expected returns, the value of escrow balances and other servicing valuation elements. A decline in interest rates generally reduces the prepayment rate of the servicing portfolio and therefore reduces the estimated fair value of MSRs.

In future filings, the Company will update its Note 1. “Summary of significant accounting policies” to disclose its policy for assessing subsequent impairment of its MSR assets to include the following:

The Company’s Mortgage Servicing Rights (“MSRs”) assets are initially measured at fair value based on the present value of future net servicing income adjusted for factors such as discount rate and prepayment speeds. After initial measurement, the amortization method is used for subsequent measurements, which is subject to a quarterly review and an annual impairment analysis. Management performs its annual impairment analysis each year at September 30th.

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions or comments, do not hesitate to contact the undersigned.

Yours truly,

Oppenheimer Holdings Inc.

Jeffrey J. Alfano,

Chief Financial Officer